EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Net income (loss)	$1,011	$3,854	$(1,101)	$3,491
Weighted average common shares – Basic	26,082,124	26,031,173	26,072,017	26,030,472
Net income (loss) per share – Basic	$0.04	$0.15	$(0.04)	$0.13
Net income (loss) per share - Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,082,124	26,031,173	26,072,017	26,030,472
Dilutive effect of shares under employee stock plans	10,725	81,632	—	82,772
Weighted average restricted stock grants and units	314,040	296,194	—	274,551
Weighted average common shares – Diluted	26,406,889	26,408,999	26,072,017	26,387,795
Net income (loss) per share – Diluted	$0.04	$0.15	$(0.04)	$0.13